

David Gobeli · 3rd

General Manager at American Provenance, Inc

Madison, Wisconsin Area · 132 connections · **Contact info**

American Provenanc

 **Columbus State**

Experience

General Manager

American Provenance, Inc. · Full-time

May 2015 – Present · 5 yrs 4 mos

Mount Horeb, Wisconsin, United States

-Responsible for the development and production of new product following the American Provenance philosophy of all-natural, additive-free grooming and personal care products for the discerning man and woman.

-Assisted in the brand launch of American Provenance, INC

-Redesigned and launched americanprovenance.com

-Product photographer and stylist for website.

-Ecommerce website designer and manager.

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co-Founder and Editor-in-Chief

Broadway+Thresher

Jul 2012 – Jun 2014 · 2 yrs

Madison, Wisconsin Area

• Overseen the production of six digital magazine issues plus content for daily blog posts

• Plan, produce, edit and distribute bimonthly digital magazine to readership of 24,000

• Adjust and be flexible with style and tone of writing depending on needs of the magazine issue or advertising clients

...see mor

Contributing Writer and Blogger

FOLK magazine

Sep 2011 – Aug 2012 · 1 yr

FOLK is a new lifestyle magazine that celebrates local communities and the strength they provide to the foundation of our country. Food, fashion, the arts, artisan goods, and sustainabl living and producing is what it stands on. FOLK includes visits to small towns and long-ago memories along with how new generations of adults are pushing ahead towards a st ...see mor

Education



Columbus State

AA, English

2009 – 2011

AA, focus on creative writing.

Volunteer Experience

Vice President

PFLAG Mount Horeb

Aug 2019 – Present • 1 yr 1 mo

Human Rights

Marketing Commitee Member

Driftless Historium

Oct 2017 – Present • 2 yrs 11 mos

Social Services



